June 22, 2010

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director

Jessica Plowgian, Staff Attorney

Re:	Fabrinet

Amendment No. 5 to Form S-1

Filed June 14, 2010

File No. 333-163258

Ladies and Gentlemen:

On behalf of Fabrinet (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 17, 2010, relating to the Company’s Registration Statement on Form S-1 (File No. 333-163258), initially filed on November 20, 2009 (the “Registration Statement”).

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 6 to the Registration Statement (“Amendment No. 6”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 6 (against Amendment No. 5 to the Registration Statement filed on June 14, 2010). Amendment No. 6 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response. Except as otherwise specifically indicated, page references herein correspond to pages of Amendment No. 6.

General

1.	Please file Exhibits 1.1, 5.1 and 23.2 with your next amendment. We must review these documents before the registration statement is declared effective, and we may have additional comments.

In response to the Staff’s comment, the Company has filed Exhibits 1.1, 5.1 and 23.2 with Amendment No. 6.

Securities and Exchange Commission

June 22, 2010

Liquidity and Capital Resources, page 58

2.	We note your description on page 60 of certain of your capital obligations in the next two years. Please expand your disclosure to address the anticipated costs associated with your purchase of land and construction of Building 6. We note your disclosure on page 77 that you expect to complete such construction by December 2011.

In response to the Staff’s comment, the Company has revised the Registration Statement to disclose the anticipated costs associated with its purchase of land and construction of Building 6. Please see the revised disclosure on page 60.

* * * * *

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments regarding the Company’s responses to the undersigned at (650) 565-3591. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (650) 493-6811. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Nathaniel P. Gallon

Nathaniel P. Gallon

cc:	David T. Mitchell

Mark Schwartz

Larry W. Sonsini

Robert P. Latta

James C. Lin